UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No. ______)*

                             USA WASTE SERVICES, INC.
                     -----------------------------------------
                                 (Name of Issuer)

                           Common Stock, $.01 par value
                     -----------------------------------------
                          (Title of Class of Securities)

                                     90291710
                     -----------------------------------------
                                  (CUSIP Number)

                      Kosti Shirvanian and Marian Shirvanian,
                         c/o Western Waste Industries,
                    21061 So. Western Ave., Torrance, CA 90501
                                  (310) 328-0900
             ---------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                    May 7, 1996
              ------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this scheduled because of Rule 13d-1(b)(3) or (4), check the following box [ ].

       Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
       (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

       NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 11
                                   SCHEDULE 13D

       CUSIP No.   90291710                     Page   1   of   1  Pages
                 ----------------                    -----    -----
       -------------------------------------------------------------------
       1    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Kosti Shirvanian and Marian Shirvanian
                 SS # ###-##-####     SS # ###-##-####
       -------------------------------------------------------------------
       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                 N/A                                               (b) [ ]
       -------------------------------------------------------------------
       3    SEC USE ONLY
       -------------------------------------------------------------------
       4    SOURCE OF FUNDS*
                 OO
       -------------------------------------------------------------------
       5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
                 N/A
       -------------------------------------------------------------------
       6    CITIZENSHIP OR PLACE OF ORGANIZATION
                 California
       -------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
       SHARES                        Kosti Shirvanian   46,399
       BENEFICIALLY                  Marian Shirvanian     184
       OWNED BY           ------------------------------------------------
       EACH                8    SHARED VOTING POWER
       REPORTING                     9,356,156
       PERSON             ------------------------------------------------
       WITH                9    SOLE DISPOSITIVE POWER
                                     Kosti Shirvanian   46,399
                                     Marian Shirvanian     184
                          ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                     9,356,156
       -------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                Kosti Shirvanian and Marian Shirvanian 9,356,156;
                Kosti Shirvanian  46,399; Marian Shirvanian  184
       -------------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]
       -------------------------------------------------------------------
       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Kosti Shirvanian and Marian Shirvanian 10.186%
                Kosti Shirvanian                           * %
                Marian Shirvanian                          * %
                                  * Less than 1%
       -------------------------------------------------------------------
       14   TYPE OF REPORTING PERSON*
                 IN
       -------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   Page 2 of 11
       Attachment to 13-D Filing
       -------------------------

       Item 1.   Security and Issuer
                 -------------------

                 USA Waste Services, Inc.
                 5400 LBJ Freeway
                 Suite 300 - Tower One
                 Dallas, Texas  75240
                 Common Stock, $.01 par value
                 CUSIP Number:  90291710

       Item 2.   Identity and Background
                 -----------------------

                 (a)  Name:  Kosti and Marian Shirvanian (the "Shirvanians")

                 (b)  Business Address:
                         c/o Western Waste Industries
                         21061 S. Western Avenue
                         Torrance, California 90501

                 (c)  Present Occupation:
                          Kosti Shirvanian:  Vice Chairman of USA Waste
                             Services, Inc. and Chairman of Western
                             Waste Industries
                          Marian Shirvanian:  Housewife

                 (d)  No

                 (e)  No

                 (f)  Citizenship:  U.S.A.

       Item 3.   Source and Amount of Funds or Other Consideration
                 -------------------------------------------------

                 USA Waste Services, Inc. (USA") shares of Common Stock (the "USA Shares") were received by the Shirvanians in exchange for shares of Western Waste Industries ("WWI") Common Stock pursuant to merger of WWI into a wholly-owned subsidiary of USA on May 7, 1996 (the "Merger") on the basis of
                 1.5 shares of USA Common Stock for each share of WWI
                 Common Stock held by the Shirvanians upon the closing of the Merger. Prior to the closing of the Merger, the Shirvanians owned an aggregate of 4,428,826 shares of Western Waste common stock and the right to acquire an additional 1,839,666 shares within 60 days following the closing.

       Item 4.   Purpose of Transaction
                 ----------------------

                 (a) The USA Shares were acquired in connection with the Merger and are being held by the Shirvanians for investment purposes only.
                 (b)  N/A

                                   Page 3 of 11
                 (c)  N/A
                 (d)  N/A
                 (e)  N/A
                 (f)  N/A
                 (g)  N/A
                 (h)  N/A
                 (i)  N/A
                 (j) Additional shares may be acquired from time to time in the open market or in private transactions and by exercise of stock options for investment purposes only.

       Item 5.   Interest in Securities of the Issuer
                 ------------------------------------

                 (a) The Shirvanians beneficially own an aggregate of 9,356,156 USA Shares representing 10.186% of the total shares of USA Common Stock outstanding.

                 (b) Kosti and Marian Shirvanian share power to vote and dispose of 9,356,156 USA Shares, as Trustees of the Kosti Shirvanian and Marian Shirvanian Family Trust, or 10.186% of the total shares of USA Waste Common Stock outstanding.

                      Kosti Shirvanian has sole power to vote and dispose of 46,399 USA Shares, or less than 1% of the total shares of USA Common Stock outstanding.

                      Marian Shirvanian has sole power to vote and dispose of 184 USA Shares, or less than 1% of the total shares of USA Common Stock outstanding.

                 (c)  See Item 3 above.

                 (d)  N\A

                 (e)  N\A

       Item 6.   Contracts, Arrangements, Understandings or
                 Relationships with Respect to Securities of the
                 Issuer.
                 -----------------------------------------------

                 In connection with the Merger, the Shirvanians executed separate affiliate letter agreements with USA dated May 1, 1996, which are attached hereto as Exhibits "A" and "B", pursuant to which they have agreed not to offer or sell, or otherwise dispose of any USA Shares issued to the Shirvanians in connection with the Merger, except as otherwise provided therein.

       Item 7.   Materials to Be Filed As Exhibits.
                 ---------------------------------

                 1. Exhibit "A" - Affiliate letter agreement dated May 1, 1996 between Kosti Shirvanian and USA.

                                   Page 4 of 11
                 2.   Exhibit "B" - Affiliate letter agreement dated
                      May 1, 1996 between Marian Shirvanian and USA.

       Signature

       After reasonable inquiry and to the best of my knowledge and belief, we certify the information set forth in this statement is true, complete and correct.


       Date:  May 17, 1996           /s/ Kosti Shirvanian
                                     -------------------------------
                                     Signature


                                     /s/ Marian Shirvanian
                                     -------------------------------
                                     Signature









































                                   Page 5 of 11
                                  EXHIBIT A


       USA Waste Services, Inc.
       5400 LBJ Freeway, Suite 300 - Tower One
       Dallas, Texas  75240


                                 May 1, 1996


       Dear Sirs:

            The undersigned is a holder of shares of Common Stock, par value $.01 per share ("Company Common Stock"), of Western Waste Industries, a California corporation (the "Company") which shares will be converted into the right to receive Common Stock, par value $.01 per share ("Parent Securities"), of USA Waste Services, Inc., a Delaware corporation ("Parent"), in connection with the merger of the Company with a subsidiary of the Parent (the "Merger"). The undersigned acknowledges that the undersigned may be deemed an "affiliate" of the Company within the meaning of Rule 145 ("Rule 145") promulgated under the Securities Act of 1933 (the "Act") and applicable pooling rules and regulations promulgated by the Securities and Exchange Commission (the "SEC"), although nothing contained herein should be construed as an admission of such fact.

            If in fact the undersigned were deemed to be an affiliate under the Act, the undersigned's ability to sell, assign or transfer the Parent Securities received by the undersigned in connection with the Merger may be restricted unless such transaction is registered under the Act or an exemption from such registration is available. The undersigned understands that such exemptions are limited and the undersigned has obtained advice of counsel as to the nature and conditions of such exemptions, including information with respect to the applicability to the sale of such securities of Rules 144 and 145(d) promulgated under the Act. The undersigned understands that Parent will not be required to maintain the effectiveness of any registration statement under the Act for purposes of resale of Parent Securities by the undersigned.

            The undersigned hereby represents to and covenants with Parent that the undersigned will not sell, assign or transfer any of the Parent Securities received by the undersigned in connection with the Merger except (i) pursuant to an effective registration statement under the Act or (ii) in a transaction which, in the opinion of the general counsel of Parent or other counsel reasonably satisfactory to Parent or as described in a "no-action" or interpretative letter from the staff of the SEC, is not required to be registered under the Act.

            The undersigned further represents to and covenants with Parent that, within the 30 days preceding the consummation of the Merger, the undersigned has not sold, transferred or

                                   Page 6 of 11
       otherwise disposed of, and will not sell, transfer or otherwise dispose of, any shares of Company Common Stock held by the undersigned, and that the undersigned will not sell, transfer or otherwise dispose of any Parent Securities received by the undersigned in connection with the Merger until after such time as results covering at least 30 days of combined operations of the Company and Parent have been published by Parent, in the form of a quarterly earnings report, an effective registration statement filed with the SEC, a report to the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes such combined results of operations, except in each case to the extent permitted by and in accordance with Accounting Series Release 135 and Staff Accounting Bulletins 65 and 76.

            The undersigned further represents to and covenants with Parent that the undersigned has not sold, transferred or otherwise disposed of, and will not sell, transfer or otherwise dispose of, any shares of Company Common Stock held by the undersigned if such sale, transfer or disposition, either alone or in the aggregate with other transfers by affiliates, would preclude Parent's ability to account for the business combination to be effected by the Merger as a pooling of interests.

            In the event of a sale or other disposition by the undersigned of Parent Securities pursuant to Rule 145, the undersigned will supply Parent with evidence of compliance with such Rule, in the form of a broker's letter in customary form or other evidence reasonably satisfactory to Parent. The undersigned understands that Parent may instruct its transfer agent to withhold the transfer of any Parent Securities disposed of by the undersigned, but that upon receipt of such evidence of compliance the transfer agent shall effectuate the transfer of the Parent Securities sold as indicated in such evidence.

            The undersigned acknowledges and agrees that (i) stop transfer instructions may be given to the transfer agent of Parent with respect to the shares of Parent Common Stock the undersigned will receive as a result of the Merger, and (ii) the legends set forth below may be placed on certificates representing Parent Securities received by the undersigned in connection with the Merger or held by a transferee thereof, which legends will be removed by delivery of substitute certificates upon receipt of an opinion in form and substance reasonably satisfactory to Parent from the general counsel of Parent or other counsel reasonably satisfactory to Parent to the effect that such legends are no longer required for purposes of the Act or applicable pooling rules and regulations promulgated by the SEC.

            There will be placed on the certificates for the Parent Securities issued to the undersigned, or any substitutions therefor, a legend stating in substance:

                                   Page 7 of 11
            The shares represented by this certificate were issued in a transaction to which the limitations on distributions, sales, transfers or other dispositions of securities imposed by Rule 145 promulgated under the Securities Act of 1933 apply.

       Unless the transfer by the undersigned of Parent Securities has been registered under the Act or is a sale made in conformity with the provisions of Rule 145 and the terms hereof, Parent reserves the right, at its election, to put the following legend on the certificates issued to any transferee of the undersigned:

            The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of Securities Act of 1933 and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933.

            The undersigned acknowledges that (i) the undersigned has carefully read this letter and understand the requirements hereof and the limitations imposed upon the distribution, sale, transfer or other disposition of Parent Securities and (ii) the receipt by Parent of this letter is an inducement and a condition to Parent's obligations to consummate the Merger.

                                     Very truly yours,


                                     By: /s/ Kosti Shirvanian
                                         ----------------------------
                                        Name:  Kosti Shirvanian

       Acknowledged and Accepted
       this 7th day of May, 1996

       USA Waste Services, Inc.


       By: /s/ Bryan J. Blankfield
           --------------------------
           Name:  Bryan J. Blankfield
           Title: Assistant Secretary

                                   Page 8 of 11
                                  EXHIBIT B


       USA Waste Services, Inc.
       5400 LBJ Freeway, Suite 300 - Tower One
       Dallas, Texas  75240


                                 May 1, 1996


       Dear Sirs:

            The undersigned is a holder of shares of Common Stock, par value $.01 per share ("Company Common Stock"), of Western Waste Industries, a California corporation (the "Company") which shares will be converted into the right to receive Common Stock, par value $.01 per share ("Parent Securities"), of USA Waste Services, Inc., a Delaware corporation ("Parent"), in connection with the merger of the Company with a subsidiary of the Parent (the "Merger"). The undersigned acknowledges that the undersigned may be deemed an "affiliate" of the Company within the meaning of Rule 145 ("Rule 145") promulgated under the Securities Act of 1933 (the "Act") and applicable pooling rules and regulations promulgated by the Securities and Exchange Commission (the "SEC"), although nothing contained herein should be construed as an admission of such fact.

            If in fact the undersigned were deemed to be an affiliate under the Act, the undersigned's ability to sell, assign or transfer the Parent Securities received by the undersigned in connection with the Merger may be restricted unless such transaction is registered under the Act or an exemption from such registration is available. The undersigned understands that such exemptions are limited and the undersigned has obtained advice of counsel as to the nature and conditions of such exemptions, including information with respect to the applicability to the sale of such securities of Rules 144 and 145(d) promulgated under the Act. The undersigned understands that Parent will not be required to maintain the effectiveness of any registration statement under the Act for purposes of resale of Parent Securities by the undersigned.

            The undersigned hereby represents to and covenants with Parent that the undersigned will not sell, assign or transfer any of the Parent Securities received by the undersigned in connection with the Merger except (i) pursuant to an effective registration statement under the Act or (ii) in a transaction which, in the opinion of the general counsel of Parent or other counsel reasonably satisfactory to Parent or as described in a "no-action" or interpretative letter from the staff of the SEC, is not required to be registered under the Act.

            The undersigned further represents to and covenants with Parent that, within the 30 days preceding the consummation of the Merger, the undersigned has not sold, transferred or

                                   Page 9 of 11
       otherwise disposed of, and will not sell, transfer or otherwise dispose of, any shares of Company Common Stock held by the undersigned, and that the undersigned will not sell, transfer or otherwise dispose of any Parent Securities received by the undersigned in connection with the Merger until after such time as results covering at least 30 days of combined operations of the Company and Parent have been published by Parent, in the form of a quarterly earnings report, an effective registration statement filed with the SEC, a report to the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes such combined results of operations, except in each case to the extent permitted by and in accordance with Accounting Series Release 135 and Staff Accounting Bulletins 65 and 76.

            The undersigned further represents to and covenants with Parent that the undersigned has not sold, transferred or otherwise disposed of, and will not sell, transfer or otherwise dispose of, any shares of Company Common Stock held by the undersigned if such sale, transfer or disposition, either alone or in the aggregate with other transfers by affiliates, would preclude Parent's ability to account for the business combination to be effected by the Merger as a pooling of interests.

            In the event of a sale or other disposition by the undersigned of Parent Securities pursuant to Rule 145, the undersigned will supply Parent with evidence of compliance with such Rule, in the form of a broker's letter in customary form or other evidence reasonably satisfactory to Parent. The undersigned understands that Parent may instruct its transfer agent to withhold the transfer of any Parent Securities disposed of by the undersigned, but that upon receipt of such evidence of compliance the transfer agent shall effectuate the transfer of the Parent Securities sold as indicated in such evidence.

            The undersigned acknowledges and agrees that (i) stop transfer instructions may be given to the transfer agent of Parent with respect to the shares of Parent Common Stock the undersigned will receive as a result of the Merger, and (ii) the legends set forth below may be placed on certificates representing Parent Securities received by the undersigned in connection with the Merger or held by a transferee thereof, which legends will be removed by delivery of substitute certificates upon receipt of an opinion in form and substance reasonably satisfactory to Parent from the general counsel of Parent or other counsel reasonably satisfactory to Parent to the effect that such legends are no longer required for purposes of the Act or applicable pooling rules and regulations promulgated by the SEC.

            There will be placed on the certificates for the Parent Securities issued to the undersigned, or any substitutions therefor, a legend stating in substance:

                                   Page 10 of 11
            The shares represented by this certificate were issued in a transaction to which the limitations on distributions, sales, transfers or other dispositions of securities imposed by Rule 145 promulgated under the Securities Act of 1933 apply.

       Unless the transfer by the undersigned of Parent Securities has been registered under the Act or is a sale made in conformity with the provisions of Rule 145 and the terms hereof, Parent reserves the right, at its election, to put the following legend on the certificates issued to any transferee of the undersigned:

            The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of Securities Act of 1933 and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933.

            The undersigned acknowledges that (i) the undersigned has carefully read this letter and understand the requirements hereof and the limitations imposed upon the distribution, sale, transfer or other disposition of Parent Securities and (ii) the receipt by Parent of this letter is an inducement and a condition to Parent's obligations to consummate the Merger.

                                     Very truly yours,


                                     By: /s/ Marian Shirvanian
                                        -------------------------
                                        Name:  Marian Shirvanian

       Acknowledged and Accepted
       this 7th day of May, 1996

       USA Waste Services, Inc.


       By: /s/ Bryan J. Blankfield
           --------------------------
           Name:  Bryan J. Blankfield
           Title: Assistant Secretary

                                   Page 11 of 11